 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 13)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 55,769,183
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 55,769,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,769,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.94%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 55,769,183
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 55,769,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,769,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.94%
14	TYPE OF REPORTING PERSON CO, IA

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montecito Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 55,769,183
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 55,769,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,769,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.94%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 128,585
	8	SHARED VOTING POWER - 55,769,183
	9	SOLE DISPOSITIVE POWER - 128,585
	10	SHARED DISPOSITIVE POWER - 55,769,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,897,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.06%
14	TYPE OF REPORTING PERSON IN, HC

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 201,999
	8	SHARED VOTING POWER - 55,769,183
	9	SOLE DISPOSITIVE POWER - 201,999
	10	SHARED DISPOSITIVE POWER - 55,769,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,971,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.12%
14	TYPE OF REPORTING PERSON IN, HC

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This Amendment No. 13 to Schedule 13D is being made to reflect that Montecito Venture Partners, LLC has entered into a Voting Agreement with West Coast Opportunity Fund, LLC and is now a Reporting Person. All other Items are unchanged.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company ("WCOF"); (2) West Coast Asset Management, Inc., a California corporation ("WCAM"); (3) Montecito Venture Partners, LLC, a Delaware limited liability company ("MVP"); (4) R. Atticus Lowe, a United States Citizen ("Lowe"); and (5) Lance W. Helfert, a United States Citizen ("Helfert," together with Lowe, the "Principals"). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

MVP is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe and Helfert serve on the investment committee of WCAM, an affiliate of MVP.

The Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

WCOF is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe and Helfert serve on the investment committee of the WCAM, the managing member of WCOF.

The principal business of the WCAM is providing investment management services to WCOF, to separately managed accounts, some of which are affiliated with the Reporting Persons.

(d)–(e) Except as set forth herein, during the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 23, 2013, the United States Securities and Exchange Commission (SEC) entered an order in an administrative proceeding, In the Matter of West Coast Asset Management, Inc., and Lance W. Helfert, File No. 3-15660. In that matter, WCAM and Mr. Helfert, without admitting or denying the allegations, entered into a settlement with the SEC regarding certain negligence-based violations of Section 17(a)(2) of the Securities Act and Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 (the Advisers Act). The matter was based upon an untrue statement made in an email that Mr. Helfert sent, in 2008, to an adviser to a prospective investor in an investment fund that was managed by WCAM. The SEC ordered WCAM and Mr. Helfert to cease and desist from committing or causing further such negligence-based violations, censured them, ordered WCAM to disgorge certain fees, and ordered WCAM and Mr. Helfert each to pay a monetary fine. WCAM and Mr. Helfert timely paid those amounts to the SEC.

Except as set forth above, none of our executive officers or directors has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

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ITEM 4.	PURPOSE OF TRANSACTION.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would be related to or result in any of the matters set forth in subparagraph (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some of all of their Common Stock and, along with others, pursuing discussions with the management, the board of directors, other stockholders of Issuer and third parties with regard to their investment in Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Parties entered into a Voting Agreement to ensure continuity of management and strategic direction of Issuer.

The Issuer has a present plan to issue and register 10% Series A Cumulative Redeemable Perpetual Preferred Stock. As part of this plan, the Issuer intends to offer to holders of the existing Series A Preferred Stock, including MVP, the right to exchange shares of existing Series A Preferred Stock for the newly issued 10% Series A Cumulative Redeemable Perpetual Preferred Stock plus Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 55,769,183 shares of Common Stock, representing in the aggregate approximately 50.94% of Issuer's outstanding shares of common stock, based upon 109,482,778 shares of common stock issued and outstanding as of May 9, 2014.

Due to their relationship with each other, the Reporting Persons may be deemed to constitute a "group" under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of common stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing on this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of common stock held by any other Reporting Person.

(b)

Reporting Person	No. of Shares with sole voting and dispositive power	No. of Shares with Shared Voting and Dispositive Power	Percentage of Class Beneficially Owned

West Coast Opportunity Fund, LLC	55,769,183	-0-	50.94%
West Coast Asset Management, Inc.	-0-	55,769,183	50.94%
Montecito Venture Partners, LLC	-0-	55,769,183	50.94%
R. Atticus Lowe	128,585	55,897,768	51.06%
Lance Helfert	201,999	55,971,182	51.12%

(c)	Not Applicable.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

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(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

The Voting Agreement provides that the parties thereto will vote their shares of Issuer's Common Stock as directed by WCOF. The term of the Voting Agreement is (a) ten (10) years from May 12, 2014, (b) Change of Control of Issuer; or (c) upon 90 days written notice by either party.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement dated May 12, 2014.

Exhibit B	Power of Attorney dated May 12, 2014.

Exhibit C	Voting Agreement dated May 12, 2014.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 12, 2014.

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC. MONTECITO VENTURE PARTNERS, LLC
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated May 12, 2014.

Exhibit B – Power of Attorney dated May 12, 2014.

Exhibit C – Voting Agreement dated May 12, 2014.

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 12, 2014.

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC. MONTECITO VENTURE PARTNERS, LLC
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: May 12, 2014	/s/ Lance W. Helfert
Lance W. Helfert

Dated: May 12, 2014	/s/ R. Atticus Lowe
R. Atticus Lowe

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Exhibit C – Voting Agreement

Irrevocable Proxy and Voting Agreement

This Irrevocable Proxy and Voting Agreement (this "Agreement") is made and entered into, effective as of May 12, 2014 (the "Effective Date"), by and between West Coast Opportunity Fund, LLC, a Delaware limited liability company ("WCOF"), and Montecito Venture Partners, LLC, a Delaware limited liability company ("MVP"), with reference to the following facts:

Recitals:

A. WCOF owns 51,592,871 shares (the "WCOF Shares") of the common stock of EnerJex Resources, Inc., a Nevada corporation ("EnerJex"), representing approximately 45% of the issued and outstanding voting stock of EnerJex.

B. MVP owns 4,176,312 shares of the common stock of EnerJex and 2,417,660 shares of the Series A Preferred Stock of EnerJex (the "MVP Shares"), representing approximately 6% of the issued and outstanding voting stock of EnerJex.

C. WCOF and MVP have agreed to execute this Agreement in order to memorialize their agreement that MVP shall vote all of its “MVP Voting Securities” (as defined below) in favor of such nominees to the Board of Directors as WCOF determines to be appropriate.

Agreements:

Now, Therefore, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement, the term:

(a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean such ownership, control or power to direct the voting or investment with respect thereto. Securities Beneficially Owned by MVP shall include securities Beneficially Owned by all other persons with whom MVP would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act, as amended.

(b) "Change of Control Transaction" means mean any transaction, or series of related transactions, involving (i) a sale of more than fifty percent (50%) of the outstanding shares of EnerJex's capital stock; (ii) any sale of all or substantially all of the assets of EnerJex other than in the ordinary course of EnerJex's business; or (iii) a merger, consolidation, or other similar reorganization transaction in which persons who were stockholders of EnerJex immediately prior to the closing thereof own, immediately after such closing, fifty percent (50%) or less of the outstanding capital stock of EnerJex or the surviving corporation, as the case may be.

(c) "MVP Voting Securities" collectively shall mean and include the MVP Shares and all of other voting securities in EnerJex that are Beneficially Owned by MVP as of the date of this Agreement (as set forth on the signature page hereof), and all other voting securities of EnerJex that MVP hereafter may acquire.

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2. Voting Agreement. MVP hereby covenants and agrees with WCOF that subject to Section 3(c), below, at any meeting of EnerJex's stockholders, however called, and in connection with any written consent of EnerJex's stockholders, MVP shall vote the MVP Voting Securities as of the date of such meeting or written consent, (i) in favor of the election of such nominees to the Board of Directors of EnerJex as WCOF approves in writing, and (ii) against the election of such nominees to the Board of Directors of EnerJex as WCOF disapproves in writing.

3. Irrevocable Proxy.

(a) Appointment. For the term of this Agreement, MVP hereby constitutes and appoints WCOF, which shall act by and through Lance W. Helfert or R. Atticus Lowe (each, a "Proxy Holder"), or either of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of EnerJex's stockholders, and in connection with any written consent of EnerJex's stockholders, (i)  in favor of the election of such nominees to the Board of Directors of EnerJex as WCOF approves in writing, and (ii) against the election of such nominees to the Board of Directors of EnerJex as WCOF disapproves in writing.

(b) Irrevocable. The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke all prior proxies granted by MVP. MVP shall not grant to any person any proxy which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of MVP.

(c) Exercise. The Proxy Holder may exercise the proxy granted herein, only during the term of this Agreement, and shall have the right to vote the MVP Voting Securities at any meeting of EnerJex's stockholders and in any action by written consent of EnerJex's stockholders in accordance with the provisions of Section 3(a). Unless expressly requested by WCOF or the Proxy Holder in writing, MVP shall not vote any or all of the MVP Voting Securities, with respect to the matters described in Section 3(a) above, at any such meeting or in connection with any such written consent of stockholders with respect to the matters described in Section 3(a); provided that MVP may vote the MVP Voting Securities with respect to all other matters. The vote of the Proxy Holder shall control in any conflict between a vote of or written consent with respect to the MVP Voting Securities by Proxy Holder and a vote or action by MVP with respect to the MVP Voting Securities.

4. Other Covenants, Representations and Warranties. MVP hereby represents and warrants to and covenants with WCOF as follows:

(a) Ownership of MVP Voting Securities. MVP is the Beneficial Ownership of all the MVP Shares. On the date hereof, the MVP Shares constitute all of the voting securities of EnerJex beneficially owned by MVP. MVP has voting power with respect to the matters set forth in Section 2 and Section 3(a), above, with respect to all of the MVP Voting Securities, with no limitations, qualifications or restrictions on such rights.

(b) Power; Binding Agreement. MVP has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement.

(c) Restriction on Transfer, Proxies and Non-Interference. Except as otherwise expressly contemplated by this Agreement, during the term of this Agreement, MVP shall not, directly or indirectly: (i) grant any proxies or powers of attorney with respect to any MVP Voting Securities or deposit any MVP Voting Securities into a voting trust or enter into a voting agreement with respect to any MVP Voting Securities.

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5. Term and Termination. The term of this Agreement, including without limitation the proxy granted pursuant to Section 3 hereof and MVP's covenants and agreements contained herein with respect to the MVP Voting Securities, shall commence on the effective date of this Agreement and shall terminate immediately upon the earliest to occur of: (a) the date that is ten (10) years from the date hereof; (b) the Closing of a Change of Control Transaction with respect to EnerJex; or (c) upon ninety (90) days' advance written notice by either party to the other party.

6. Remedies. Notwithstanding anything to the contrary contained in this Agreement, in the event of a breach or threatened breach by MVP of any representation, warranty, covenant, agreement or obligation set forth in this Agreement prior to such termination of this Agreement, WCOF shall have all remedies available under applicable law, including but not limited to (a) obtaining equitable relief to prevent such breach, and (b) obtaining an order of specific performance requiring MVP to comply with MVP's obligations hereunder.

7. Miscellaneous.

(a) adequate consideration. MVP acknowledges and agrees that the execution and delivery of this Agreement by WCOF constitutes full and adequate consideration for MVP's execution and delivery of this Agreement and MVP's performance of its obligations under this Agreement.

(b) Entire Agreement; Amendments. This Agreement (i) represents the entire understanding of the parties regarding the subject matter hereof, and supersedes all other prior and contemporaneous agreements and understandings, both written and oral, between or among the parties with respect to the subject matter hereof, and (ii) may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

(c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be given and received (i) when delivered in person, (ii) on the date on which transmitted by facsimile provided that there is a written receipt evidencing a successful transmission, (iii) on the third (3rd) business day after the date on which deposited in the United States mail in a sealed envelope, postage prepaid, or (iv) on the next business day after the date on which deposited in a sealed envelope with a nationally-recognized overnight courier (e.g., Federal Express), freight prepaid, addressed to the party for whom intended at the address, facsimile number, or email address for such party on the signature page hereof, or such other address or facsimile number, notice of which is provided in a manner permitted by this Section 8(c).

(d) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided, however, that (i) in connection with any assignment that is consented to by the other party, (A) the rights and duties created herein shall attach to the MVP Voting Securities and be binding upon any person to whom legal or beneficial Ownership shall pass by operation of law, and (B) notwithstanding any transfer of the MVP Voting Securities, MVP shall remain liable for the performance of all obligations imposed upon MVP under this Agreement, and (ii) WCOF may, in its sole discretion and without the prior written consent of MVP, assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of WCOF.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

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(f) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(g) Governing Law; Venue; Specific Performance; Waiver of Jury Trial. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(i) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court or in California state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(ii) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(g).

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement, binding on each signatory thereto.

[Signatures appear on the following page.]

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In Witness Whereof, WCOF and MVP have executed this Agreement, effective as of the Effective Date set forth above.

"WCOF:"

West Coast Opportunity Fund, LLC, a Delaware limited liability company

By       West Coast Asset Management, Inc., a California corporation, its Managing Member

By

Name & title:

Address, Facsimile & Email for Notices:

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

ATTN: Mr. Lance W. Helfert

1205 Coast Village Road

Montecito, CA 93108

Telephone No.: (805) 653-5333

Facsimile No.: (805) 648-6466

Email: compliance@wcam.com

“MVP:”

Montecito Venture Fund, LLC, a Delaware limited liability company

By

Name & title:

Address, Facsimile & Email for Notices:

Montecito Venture Fund, LLC

c/o West Coast Asset Management, Inc.

ATTN: Mr. R. Atticus Lowe

1205 Coast Village Road

Montecito, CA 93108

Telephone No.: (805) 653-5333

Facsimile No.: (805) 648-6466

Email: alowe@wcam.com

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